                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                                   Cyrk, Inc.

                  --------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value

                        ---------------------------------
                         (Title of Class of Securities)

                                   232817 10 6

                             ----------------------
                                 (CUSIP Number)

                               Gregory P. Shlopak
                  Cyrk, Inc., 3 Pond Road, Gloucester, MA 01930
                                 (508) 283-5800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 9, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

-----------------------------                             ----------------------
CUSIP NO.         232817 10 6                             PAGE  2  OF  9  PAGES
                  -----------                                 -----  -----
-----------------------------                             ----------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Gregory P. Shlopak
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                          OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION


                          United States of America
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                                             1,257,400 Shares
                           -----------------------------------------------------
        NUMBER OF          8        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                           4,393,138 Shares*
        OWNED BY           -----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                              1,257,400 Shares
          WITH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,257,400 Shares*
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          9.2% as of June 9, 1997*
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                          IN
================================================================================

* GREGORY SHLOPAK IS FILING THIS STATEMENT ON SCHEDULE 13D BECAUSE HE IS A PARTY TO A CERTAIN SHAREHOLDERS AGREEMENT DESCRIBED HEREIN IN ITEMS 4 AND 6 AND ATTACHED HERETO AS EXHIBIT B PURSUANT TO WHICH HE MAY BE DEEMED TO BE A MEMBER OF A "GROUP" FOR PURPOSES OF SECTION 13(d)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AND PURSUANT TO WHICH HE MAY BE DEEMED TO HAVE SHARED VOTING POWER WITH RESPECT TO THE ELECTION OF CERTAIN DIRECTORS AS DESCRIBED MORE FULLY HEREIN IN ITEMS 4 AND 6. GREGORY SHLOPAK EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF ANY SHARES OF CYRK COMMON STOCK EXCEPT THOSE WITH RESPECT TO WHICH HE POSSESSES SOLE VOTING AND DISPOSITIVE POWER.

Schedule 13D
         Page 3 of 9 Pages
Gregory P. Shlopak



ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, $.01 par value, of Cyrk, Inc. ("Cyrk"), a Delaware corporation, with its principal executive offices located at 3 Pond Road, Gloucester, MA 01930.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      The name of the person filing this statement is Gregory P.
Shlopak.

(b) The business address of the person filing this statement is c/o Cyrk, Inc., 3 Pond Road, Gloucester, MA 01930.

(c) The present principal occupation of the person filing this statement is Chief Executive Officer of Cyrk, Inc., 3 Pond Road, Gloucester, MA 01930.

(d)      The response to this item is negative.

(e)      The response to this item is negative.

(f)      Gregory P. Shlopak is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 1,840,138 shares of Common Stock of Cyrk that were issued in connection with the transaction that requires the filing of this statement on
Schedule 13D served as partial consideration for the acquisition of Simon Marketing, Inc. ("Simon") by Cyrk, Inc. ("Cyrk") pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 7, 1997 by and among Cyrk, SMI Merger, Inc., a wholly-owned subsidiary of Cyrk ("SMI"), Simon, Allan Brown and Eric Stanton. The acquisition of Simon by Cyrk was accomplished by the merger of Simon with and into SMI (the "Merger") on June 9, 1997 with SMI being the surviving corporation pursuant to the terms of the Merger Agreement. In connection with such acquisition, Allan Brown and Eric Stanton, the holders of all of the issued and outstanding shares of capital stock of Simon, each received 920,069 shares of the Common Stock of Cyrk and $12,500,000. A copy of the Merger Agreement is attached hereto as Exhibit A and is incorporated herein in its entirety by reference.

Schedule 13D
         Page 4 of 9 Pages
Gregory P. Shlopak



ITEM 4.  PURPOSE OF TRANSACTION.

         Cyrk and Simon are leading providers of promotional products and services. The Board of Directors of the companies deemed it advisable and in the best interests of the companies and their respective shareholders that Cyrk and Simon combine businesses and operations in order to advance their long-term business interests. Simon has had success in the youth market and in leveraging sports and entertainment properties. Cyrk has experience in loyalty and brand-building promotions.

         In connection with the Merger, Cyrk, Allan Brown, Eric Stanton, Gregory
P. Shlopak and Patrick D. Brady entered into a Shareholders Agreement dated as of June 9, 1997 (the "Shareholders Agreement"). Pursuant to the terms of the Shareholders Agreement, Messrs. Brown, Stanton, Shlopak and Brady have agreed that at all meetings (and written actions in lieu of meetings) of stockholders at which directors are to be elected and at which any of Messrs. Brown, Stanton, Shlopak or Brady have been nominated for election each of Messrs. Brown, Stanton, Shlopak and Brady will vote all of their shares to elect Messrs. Brown, Stanton, Shlopak and Brady, as the case may be, as directors of Cyrk and that they shall cause the Board of Directors of Cyrk (the "Board") to take all necessary action to increase the size of the Board to six and appoint Allan Brown a class I director at an effective time to be determined by Allan Brown as reasonably as practicable, but not later than January 1, 1998. In addition, pursuant to the terms of the Shareholders Agreement, Eric Stanton has the right, upon request, to be appointed a member of the Board as a class I, II or III director (as determined by Eric Stanton at his sole discretion), and within ninety (90) days of such request, the Board shall take all necessary action to increase the size of the Board by one (1) and to appoint Eric Stanton a director. At each election of the class of directors to which Allan Brown or Eric Stanton are elected, as the case may be, and provided each of Allan Brown and Eric Stanton beneficially own at least five percent (5%) of the then issued and outstanding Common Stock of Cyrk, the parties to the Shareholders Agreement shall nominate Allan Brown and Eric Stanton, as the case may be, as a director.

         Except as set forth above, Gregory P. Shlopak has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Cyrk or in the disposition of securities of Cyrk, (b) an extraordinary corporate transaction involving Cyrk or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Cyrk or any of its subsidiaries, (d) any change in the present Board or management of Cyrk, (e) any material change in

Schedule 13D
         Page 5 of 9 Pages
Gregory P. Shlopak



Cyrk's capitalization or dividend policy, (f) any other material change in Cyrk's business or corporate structure, (g) any change in Cyrk's charter or bylaws, or other instrument corresponding thereto, or other action which may impede the acquisition of control of Cyrk by any person, (h) causing a class of Cyrk's securities to be deregistered or delisted, (i) a class of equity securities of Cyrk becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Gregory P. Shlopak may be deemed to be the beneficial owner of 4,393,138 shares of Cyrk Common Stock representing approximately 32.2% of the issued and outstanding shares of Cyrk Common Stock. 64,401 of these shares are held by a private charitable foundation as to which Mr. Shlopak, as trustee, has sole voting and dispositive power. Mr. Shlopak disclaims beneficial ownership of all but 1,257,400 of these shares representing approximately 9.2% of the issued and outstanding shares of Cyrk Common Stock.

         Patrick Brady may be deemed to be the beneficial owner of 4,393,138 shares of Cyrk Common Stock representing approximately 32.2% of the issued and outstanding shares of Cyrk Common Stock. 90,408 of these shares are held by a private charitable foundation as to which Mr. Brady, as trustee, has sole voting and dispositive power. Mr. Brady disclaims beneficial ownership of all but 1,295,600 of these shares representing approximately 9.5% of the issued and outstanding shares of Cyrk Common Stock.

         Allan Brown may be deemed to be the beneficial owner of 4,393,138 shares of Cyrk Common Stock representing approximately 32.2% of the issued and outstanding shares of Cyrk Common Stock. Mr. Brown disclaims beneficial ownership of all but 920,069 of these shares representing approximately 6.7% of the issued and outstanding shares of Cyrk Common Stock.

         Eric Stanton may be deemed to be the beneficial owner of 4,393,138 shares of Cyrk Common Stock representing approximately 32.2% of the issued and outstanding Cyrk Common Stock. Mr. Stanton disclaims beneficial ownership of all but 920,069 of these shares representing approximately 6.7% of the issued and outstanding shares of Cyrk Common Stock.

         (b) Gregory P. Shlopak has the sole power to vote 1,257,400 shares of Cyrk Common Stock and the shared power to vote 4,393,138 shares of Cyrk Common Stock with respect to the election of certain

Schedule 13D
         Page 6 of 9 Pages
Gregory P. Shlopak



directors pursuant to the Shareholders Agreement described herein in Item 3 and attached hereto as Exhibit B and incorporated in its entirety herein by reference. Mr. Shlopak has the sole power to dispose of 1,257,000 shares of Cyrk Common Stock and the shared power to dispose of no shares.

         Patrick D. Brady has the sole power to vote 1,295,600 shares of Cyrk Common Stock and the shared power to vote 4,393,138 shares of Cyrk Common Stock with respect to the election of certain directors pursuant to the Shareholders Agreement described herein in Item 4 and attached hereto as Exhibit B and incorporated in its entirety herein by reference. Mr. Brady has the sole power to dispose of 1,257,000 shares of Cyrk Common Stock and the shared power to dispose of no shares.

         Allan Brown has the sole power to vote 920,069 shares of Cyrk Common Stock and the shared power to vote 4,393,138 shares of Cyrk Common Stock with respect to the election of certain directors pursuant to the Shareholders Agreement described herein in Item 4 and attached hereto as Exhibit B and incorporated in its entirety herein by reference. Mr. Brown has the sole power to dispose of 920,069 shares of Cyrk Common Stock and the shared power to dispose of no shares.

         Eric Stanton has the sole power to vote 920,069 shares of Cyrk Common Stock and the shared power to vote 4,393,138 shares of Cyrk Common Stock with respect to the election of certain directors pursuant to the Shareholders Agreement described herein in Item 4 and attached hereto as Exhibit B and incorporated in its entirety herein by reference. Mr. Brown has the sole power to dispose of 920,069 shares of Cyrk Common Stock and the shared power to dispose of no shares.

         (c) The only transaction in the Common Stock of Cyrk that was effected by any of Gregory Shlopak, Patrick Brady, Allan Brown or Eric Stanton during the past sixty days is the merger described above in Item 3.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         SHAREHOLDERS AGREEMENT. Pursuant to Section 7.01(d)(i) of the Merger Agreement, Cyrk and each of Gregory Shlopak, Patrick Brady, Allan Brown and Eric Stanton have entered into a Shareholders

Schedule 13D
         Page 7 of 9 Pages
Gregory P. Shlopak



Agreement, described in Item 4. The Shareholders Agreement contemplates an increase in the actual size of the Board by as many as two, and the election of up to four new directors.

         REGISTRATION RIGHTS AGREEMENT. The Common Stock issued to the Allan Brown and Eric Stanton in connection with the Merger are not registered securities within the meaning of the Securities Act of 1933, as amended (the "Act"). Pursuant to Section 7.01(d)(ii) of the Merger Agreement, Cyrk has granted to Allan Brown and Eric Stanton certain registration rights, set forth in a Registration Rights Agreement, dated June 9, 1997 among Cyrk, Allan Brown and Eric Stanton (the "Registration Rights Agreement").

         If Allan Brown or Eric Stanton, at any time commencing on June 9, 1999, or any earlier date pursuant to which the Merger will continue to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and any successor provisions thereto (the "Code"), (as determined by Cyrk and its counsel), requests that the company file a registration statement for at least 250,000 shares of the Common Stock held by them, Cyrk shall use its best efforts to register the shares of Common Stock held by them which they have requested to be registered under the Act. Cyrk shall effect an aggregate maximum of three such "demand" requests, each of which must be made at least six months apart from the others.

         Additionally, commencing on June 9, 1999, or any earlier date pursuant to which the Merger will continue to qualify as a reorganization within the meaning of Section 368(a) of the Code (as determined by Cyrk and its counsel), if Cyrk proposes to register any shares of Common Stock for its own or others' account under the Act, other than a registration solely relating to employee benefit plans or to shares to be sold under Rule 145 of the Act, Cyrk shall give Allan Brown and Eric Stanton prompt written notice of its intent. Upon written request of Allan Brown and Eric Stanton, given within 15 days after receipt of such notice, Cyrk shall include in such registration all shares of Common Stock held by Allan Brown and Eric Stanton specified in such written request, provided that such inclusion will not materially and adversely affect the offering.

         A copy of the Registration Rights Agreement is filed herewith as Exhibit C and is incorporated herein in its entirety.

Schedule 13D
         Page 8 of 9 Pages
Gregory P. Shlopak



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached to this statement and filed with this statement as exhibits are the following documents:

         Exhibit A         Agreement and Plan of Merger, dated May 7, 1997 by
         -------           and among Cyrk, SMI Merger, Inc., Simon Marketing,
                           Inc., Allan Brown and Eric Stanton.

         Exhibit B:        Shareholders Agreement, dated June 9, 1997 by and
         -------           among Cyrk, Gregory P. Shlopak, Patrick D. Brady,
                           Allan Brown and Eric Stanton.

         Exhibit C:        Registration Rights Agreement, dated June 9, 1997
         -------           by and among Cyrk, Allan Brown and Eric Stanton.


         The foregoing descriptions of these Exhibits are qualified in their entirety by reference to Exhibits themselves.

Schedule 13D
         Page 9 of 9 Pages
Gregory P. Shlopak


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         June 19, 1997                             /s/ Gregory P. Shlopak
-----------------------------                      -----------------------------
              Date                                          Signature
                                                   Gregory P. Shlopak